# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G110
Title of class of securities: Class A ordinary share, par value $0.4 per share
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15, West Zhujiang Road, Zhujiang New Town, Guangzhou, Guangdong, China (F4), 510623
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0002052068
Persons authorized to receive notices and communications: Infinew Limited, c/o Katherine Wang Room 5031, 5/F, Yau Lee Center No. 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong (K3), 999077, 85261944231

## Reporting persons
- Infinew Limited (CIK 0002052068): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,225,250; sole dispositive power 0; shared dispositive power 1,225,250; aggregate amount beneficially owned 1,225,250 (7.72% of the class)
  Comment: Note to Row 8, 10, 11: Includes 250 Class A ordinary shares and 1,225,000 Class B ordinary shares directly held by Infinew Limited, which is 100% owned by Katherine Wang. Note to Row 13: The percentage calculation is based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025.
- Katherine Wang: type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,225,250; sole dispositive power 0; shared dispositive power 1,225,250; aggregate amount beneficially owned 1,225,250 (7.72% of the class)
  Comment: Note to Row 8, 10, 11: Includes 250 Class A ordinary shares and 1,225,000 Class B ordinary shares directly held by Infinew Limited, which is 100% owned by Katherine Wang. Note to Row 13: The percentage calculation is based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.4 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15, West Zhujiang Road, Zhujiang New Town, Guangzhou, Guangdong, China (F4), 510623

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Infinew Limited ("Infinew") and Katherine Wang (each, a "Reporting Person" and together, the "Reporting Persons"). Infinew is 100% owned by Katherine Wang.
Residence or business address: The registered address of Infinew is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Katherine Wang's business address is located at Room 5031, 5/F, Yau Lee Centre, 45 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong K3, 999077.
Present principal occupation or employment: Katherine Wang serves as a Director of Infinew which is a limited liability company without any substantive operations.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Infinew is a British Virgin Islands limited liability company. Ms. Katherine Wang is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented in its entirety as follows:

The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

On May 21, 2025, the Issuer effected a 1-for-400 reverse share split (the "Reverse Split"). Following the Reverse Split, every four hundred (400) issued and authorized Class A and Class B ordinary shares of a par value of US$0.001 each were consolidated into one (1) Class A or Class B ordinary share, respectively, with a par value of US$0.4 per share.

On July 7, 2025, the Issuer entered into a Securities Purchase Agreement (the "Agreement") with certain institutional investors (the "Investors"). Pursuant to the Agreement, on July 23, 2025 (the "Closing Date"), the Issuer issued and sold to the Investors an aggregate of 10,000,000 Class A ordinary shares, par value $0.40 per share (the "Class A Ordinary Shares"), at a purchase price of $3.156 per share (the "Share Issuance"). Concurrently with the Share Issuance, the Issuer issued to the Investors a warrant (the "Warrant") to purchase up to an aggregate of 20,000,000 additional Class A Ordinary Shares. The Warrant is exercisable in two equal tranches: 50% of the Warrant are exercisable at 200% of the per share purchase price, and the remaining 50% are exercisable at 250% of the per share purchase price.

Following the Reverse Split and Share Issuance, the Reporting Persons beneficially own 250 Class A ordinary shares and 1,225,000 Class B ordinary shares of the Issuer, representing approximately 7.72% of the Issuer's total outstanding shares and 46.51% of its total voting power.

None of the Reporting Persons has effected any transactions in the Issuer's ordinary shares in the past 60 days. The reported change in beneficial ownership and voting power of the Reporting Persons was solely due to the Reverse Split and dilution from the Share Issuance.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented in its entirety as follows:

The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D/A for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D/A, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the Ordinary Shares, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the Ordinary Shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by each of the Reporting Persons is 1,225,250, including 250 Class A ordinary shares and 1,225,000 Class B ordinary shares of the Issuer. The Reporting Persons' aggregate percentage of beneficial ownership is 7.72%, representing 46.51% of the voting power of the Issuer. Percentage of beneficial ownership of the Reporting Persons is based on 15,870,271 ordinary shares, including 13,370,271 Class A ordinary shares and 2,500,000 Class B ordinary shares, of the Issuer outstanding as of July 23, 2025. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons has shared voting and dispositive power over the ordinary shares of reported in this Schedule 13D/A.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D/A, none of the Reporting Persons has effected any transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, except for the agreement described in this Schedule 13D/A, no one other than the Reporting Person, or the holders of interests in the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended by incorporating by reference the information set forth in Item 3 above. Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement dated September 24, 2025 by and between the Reporting Persons
Exhibit 2: List of directors and executive officers of Infinew Limited. (filed herewith)
Exhibit 3: Form of Share Purchase and Sale Agreement, dated July 7, 2025, between AIFU Inc. and certain investors. (incorporation by reference to Exhibit 99.2 to the Form 6-K of AIFU Inc. filed with the Commission on July 7, 2025)
Exhibit 4: Form of Warrant (incorporation by reference to Exhibit 99.3 to the Form 6-K of AIFU Inc. filed with the Commission on July 7, 2025)

## Signatures
- Infinew Limited: /s/ Katherine Wang, Katherine Wang/Director (09/24/2025)
- Katherine Wang: /s/ Katherine Wang, Katherine Wang/Director (09/24/2025)